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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 June 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

13 June 2005

To:
London Stock Exchange
Australian Stock Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
Deutsche Bank
UBS Zurich

For Announcement to the Market
Extraordinary General Meeting of BHP Billiton Plc

Please find attached an address to shareholders delivered by the Chairman at the BHP Billiton Plc Extraordinary General Meeting in London on 13 June 2005.

Yours sincerely

Karen Wood
Company Secretary

BHP Billiton Plc EGM

13 June 2005

DON ARGUS, CHAIRMAN, BHP BILLITON

Good afternoon ladies and gentlemen and welcome to this Extraordinary General Meeting of BHP Billiton Plc.

My name is Don Argus and I will Chair today's meeting.

As a quorum is present I declare the meeting open.

Before we turn to the business of the meeting let me introduce you to our Company Secretary, Karen Wood, who is sitting on my right.

Also here this afternoon are David Jenkins and Michael Chaney, two of our non-executive directors. Chris Jenkins, representing the Group's external auditors KPMG, is also present.

I propose to take the Notice of Meeting as read. If you need a copy of the Notice, please ask one of the attendants.

Let me now turn to today's business.

As explained in my letter of 11 May this meeting has been convened to address a technical issue that has arisen in respect of the final dividend for the year ended 30 June 2004 paid to shareholders on 22 September.

Let me explain:

Under the Companies Act, dividends paid may not exceed the total of the distributable profits that are reported in the last annual accounts laid before the company in general meeting.

In our case these were the accounts laid before the 2003 AGM.

The company has traditionally paid two dividends each year.

The two dividend payments proposed for 2004 totalled 407 million US dollars.

The distributable profits in the 2003 accounts were 603 million US dollars -

so the two dividend payments were within the amount available for distribution.

However, during 2004 we decided to pay three dividends.

We did this so that we could align the dividend payment dates to the dates on which we announced our half and full year results.

The third dividend paid was 234 million US dollars.

The total of the three dividends was 641 million US dollars.

This was 38 million US dollars more than the distributable profits in the 2003 accounts.

We have described this as a technical breach because by the time the third dividend was paid, the 2004 accounts had been prepared and audited and the distributable profits in those accounts exceeded 641 million US dollars.

However, those 2004 accounts had not been laid before the annual general meeting.

This did not take place until November.

Let me make three important points:

  By the time the third dividend was paid, BHP Billiton Plc had more than enough distributable profits to make all three dividend payments;
  If BHP Billiton Plc's AGM had been held before the third payment there would have been no breach; and
  As little comfort as this might be - this sort of technical breach is not unusual in the UK market.

We very much regret the inconvenience to shareholders that has arisen as a result of this issue and - although I don't expect we will encounter this issue again - we have put in place processes to ensure it does not.

So what are we asking you to consider today?

The first motion is designed to:

  rectify the technical breach by sanctioning the appropriation of profits to the final dividend payment in 2004;
  waive any rights the Company may have against shareholders and directors who received the dividend and against past and present directors who approved the payment; and
  approve the Company entering into deeds of release in favour of such shareholders and directors.

The second motion is the cancellation of the Company's share premium account which will increase the Company's distributable profits and provide "headroom" for the Company to pay future dividends to shareholders.

As a result of the complexities associated with the Group's structure, however, the Company is not yet certain whether the cancellation will be achievable and accordingly passage of the resolution today will not necessarily mean we will go forward with the cancellation.

The Notice of Meeting provides information, which the Board believes to be material to you in deciding whether or not to approve the motions to be put to you.

Before I ask you to vote let me first outline some procedural matters.

A poll will be taken for both items and I now open the polls.

If you are entitled to vote, you will have been given a voting paper which is on the back of the green admission card.

Only shareholders and their representatives, proxies and attorneys are entitled to vote.

The number of proxies that have been received for each item will then be displayed on the screen.

I will now explain how the voting papers should be completed.

You can exercise all your votes, "for" or ....

.... "against" each of the resolutions by placing a mark in the appropriate box.

If you wish, you can allocate some of your votes "for" and some "against" by writing the applicable number in the appropriate boxes.

You may also express this as a percentage if you would prefer.

Proxy holders who have been instructed to vote in a particular manner should vote in that way. By completing and lodging a voting paper, proxy holders are taken to vote in accordance with those instructions.

Let me remind you of my intention that was set out in the Proxy Form - that is - that I will be casting discretionary votes that have been given to me in favour of each of the items of business.

At the conclusion of the meeting, completed voting papers should be placed in the box that is by the exit door.

Mr John Miller of Computershare Investor Services has been appointed Scrutineer.

If you are in any doubt as to the procedure, please raise your hand and one of the attendants will assist you.

We will now turn to the items of business.

The first item of business, which is on the screen, is the proposal to:

  sanction the appropriation of profits to that dividend payment;
  waive any rights of the Company against shareholders who received the dividend and against both past and present directors who approved the payment of the dividend; and
  approve the Company entering into deeds of release in favour of such shareholders and directors.

As I was in office at the time the final dividend for 2004 was declared and paid, I formally declare my interest in the subject matter of this motion.

I have received a letter from Mr Carlos Cordeiro, in his capacity as an independent non-executive director, appointed after the approval of the final dividend in 2004 confirming his belief that this proposal is in the best interests of the Company and its Shareholders and asking that I move the motion today on his behalf.

Are there any questions on Motion 1?

Since there are no questions, I now propose motion 1.

I ask you now to complete your voting paper in respect of item 1.

The proxy results for the first item are now displayed on the screen.

At the bottom of the slide, you will see the number of "Open" - or discretionary- votes to me as Chairman. As I have explained, these "Open" votes will be voted by me in favour of the items of business.

The second item of business is the cancellation of the Company's share premium account.

Are there any questions on Motion 2?

If there are no more questions, I now propose motion 2 that the Company's share premium account be cancelled.

I ask you now to complete your voting paper in respect of item 2.

The proxy results for the second item are now displayed on the screen.

Ladies and gentlemen, thank you for attending.

Please don't forget to place your voting papers in the box beside the exit as you leave.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 13 June 2005